

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

May 24, 2007

Mail Stop 7010

Via U.S. mail and facsimile

Mr. William G. Schueller
Chairman of the Board
Western Dubuque Biodiesel, LLC
10749 Jamesmeier Road
P.O. Box 82
Farley, IA 52033

Re: Western Dubuque Biodiesel, LLC
        Registration Statement on Form 10-SB
        Filed on: April 30, 2007
        File No.: 0-52617

Dear Mr. Schueller:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The registration statement becomes effective by operation of law 60 days after
    you filed it, and accordingly will trigger the registrant's reporting obligations
    pursuant to Section 12(g) of the Exchange Act. However, we will not clear the
    filing until you have complied with all outstanding comments.

2. Our staff comments, if any, on the pending application for confidential treatment of portions of certain exhibits to the Form 10-SB will be provided by separate letter. Please be aware that we will not accelerate the effectiveness of or clear comments on the Form 10-SB registration statement until the successful resolution of any issues relating to the confidential treatment application.

Part I

Item 1. Description of Business
Business Development, page 1

3. We note that Renewable Energy Group, LLC("REG") will provide you with ongoing management and operational services. Please describe REG in greater detail including the control person(s), and the prior experience of REG with the services it will be providing to the registrant. Please also explain how the amount of the yearly bonus payable to REG will be determined.

Distribution of Principal Products, page 5

4. Please clarify why you have paid to have turnouts constructed to service your plant, but have not entered into a formal agreement with the Canadian National Railroad for use of its tracks to serve the plant. If material, discuss any reason(s) for the delay in entering into an Industry Track Agreement and when you intend to do so.

5. State whether you believe that the two turnouts being constructed to service the plant will be sufficient for your foreseeable needs.

Cost and Effects of Compliance with Environmental Laws, page 13

6. Since the anticipated completion date of your production facilities is in July 2007, discuss the current status of the permits required to operate the plant that you are in the process of obtaining and when you expect to obtain these permits.

Item 1A. Risk Factors

Any delay or unanticipated cost in providing rail infrastructure to the plant could significantly impact our ability to operate the plant and reduce the value of our units, page 17

7. Update the current status of REG's work on the rail installation which was 95% complete as of April 4, 2007.

Risks Related to Conflicts of Interests, page 24

8. Discuss any procedures in place to prevent conflicts of interest before they arise and procedures to resolve such conflicts of interest once they occur. If there are none, so state.

Item 2. Management's Discussion and Analysis
Plan of Operations, page 26

9. Please update this discussion to the most practicable current date.

Liquidity and Capital Resources, page 28

10. You disclosed that you obtained debt financing of $35.5 million in December 2006. You also disclosed that this loan imposes various covenants that restrict your operating flexibility. Based on the materiality of this debt financing and the high anticipated financial leverage, please disclose the terms of your financial covenants and any triggers of cross default provisions in your debt agreements.

Debt Financing, page 29

11. Discuss the most restrictive covenants and ratio requirements imposed by the registrant's term loan. Actual ratios as of the most current balance sheet date should also be shown.

Item 5. Directors and Executive Officers, Promoters and Control Persons
Business Experience of Directors and Officers, page 33

12. For each biographical sketch, please revise to state the period of time during which each person named served in each capacity stated. Provide each person's business experience during the last five years according to Item 401(a)(4).

Transaction with Renewable Energy Group, Inc., page 38

13. Disclose the amount of monthly fee that is payable to REG for management and marketing services. Also discuss any benchmarks or other basis for the "not to exceed $1,000,000 annual bonus" that is payable by the registrant to REG.

14. Your disclosure states that a majority of your disinterested directors approved the REG agreements, including at least two that had no interest in the transaction. Please clarify the nature of each relationship, if any, between members of your board or management and REG.

Transaction with Schueller Construction Co., page 38

15. State in management's opinion whether or not the terms of the transaction between the registrant and Schueller Construction Co. are believed to be on terms at least as favorable to the registrant as those which could have been obtained from unrelated third parties.

Part II

Item 4. Recent Sales of Unregistered Securities, page 41

16. In the second paragraph, discuss how the 100 membership units issued to each consultant of Biodiesel Group were valued.

Financial Statements

17. Please update your financial statements for the three months ended March 31, 2007. Refer to Item 310(g) of Regulation S-B.

Statements of Operations, page F-4

18. You disclosed equity based compensation expense in a separate line item in your statement of operations. Share based payments should be reflected in the same line or lines as cash compensation paid to the same employees based on the guidance in SAB Topic 14:F. Please revise this disclosure.

Note 1 – Summary of Significant Accounting Policies, Stock-Based Compensation, page F-8

19. You disclosed that you used the Black-Scholes model to determine stock based compensation. You also disclosed several assumptions used in determining the expense, but did not disclose the volatility assumption. Please disclose the assumed volatility along with the related assumptions given that you are a non-public company. Please refer to paragraphs A43-A48 in Appendix A of SFAS 123(R) and SAB Topic 14:D.

20. You disclose that stock-based compensation was reflected in your statement of operations "...based on the difference between the exercise price and the fair market value of the underlying units on the date of grant." Please revise to reflect compensation expense based on the fair value of the stock options issued. Refer to SFAS 123(R).

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Accountant at (202) 551-3752 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding the comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other comments.

Sincerely,

Pamela A. Long
Assistant Director